

April 19, 2012

Via E-mail
John W. Somerhalder II
Chief Executive Officer
AGL Resources Inc.
Ten Peachtree Place NE
Atlanta, GA 30309

> **Re:** **AGL Resources and**
> **Northern Illinois Gas Company**
> **Forms 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File Nos. 001-14174 and 001-07296**

Dear Mr. Somerhalder:

We have reviewed the filings above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

AGL Resources Inc

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page 66

Note 3- Merger with Nicor, page 79

1. Refer to the purchase price allocation table. Tell us and disclose in the footnote where you record the purchase price allocation for Nicor's regulatory assets and liabilities.

2. Tell us and disclose in more detail on how you fair valued the assets and liabilities of Nicor. We note you stepped up the basis of Nicor's long term debt; however, we are unclear if you also stepped up the basis of Nicor's property, plant and equipment. If not, please explain. To the extent that you stepped up the basis of Nicor's long term debt, please advise us if you also record a regulatory offset in connection with the fair value

adjustment of the debt. If not, please explain to us your basis for not recording such an offset and whether the fair value of the debt considers the likely rate implications if such debt was replaced with market rate debt.

Northern Illinois Gas Company (Nicor Gas Company)

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page 43

Note 7 – Commitments, Guarantees and Contingencies, page 56

3. We note your disclosure of the 10 year term Substitute Natural Gas (SNG) purchase agreement beginning as early as 2015 and that the agreement is contingent on various milestones to be achieved by the counterparty and that your obligation is uncertain. We also note you determined the agreement to be a variable interest in the counterparty however, based on a qualitative evaluation you concluded that you are not the primary beneficiary to consolidate the counterparty. In that regard, identify for us and disclose the nature of the variable interest. Tell us and disclose the significant terms of the agreement including your rights and obligations of each party to the agreement including how the purchase price of SNG is determined and the nature of the various milestones. In addition, tell us in more detail how you reasonably determine that you are not the primary beneficiary to consolidate the counterparty. Refer to ASC 810-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief